From:

Yuxia Zhang

Chief Executive Officer

K-Chain Group Inc.

2500 E. Colorado Blvd, Suite 255 Pasadena, CA 91107

To:

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Response to Comments Dated December 17, 2020

Re: K-Chain Group Inc.

Amendment No. 1 to Offering Statement on Form 1-A Filed December 7, 2020

File No. 024-11363

Comment 1:

Description of Business

Governing Law, and Venue, page 21

1.	We note your revised disclosures in response to our prior comment 2. We also note that you have neither revised the exclusive forum provision contained in your Subscription Agreement to clearly state that it does not apply to any claims arising under the federal securities laws, nor told us how you will inform investors in future filings that this is the case. Thus, we re-issue our comment in part. Please revise the exclusive forum provision contained in your Subscription Agreement to specifically state that it does not apply to any claims arising under the federal securities laws or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the federal securities laws.

Response 1:

Noted. We have amended the language in the Subscription Agreement to better address the issues raised in the Comment and to better conform to the language in the filing. The following language for the Governing Law and Legal Venue of the Subscription Agreement now reads as follows:

This Agreement shall be construed in accordance with, and governed by, the laws of the Court of Chancery of the State of Delaware for any claim as to which the Court of Chancery has jurisdiction. Unless any claim as to which the Court of Chancery determines there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. This provision does not, nor is intended to, apply to claims under the Federal securities laws. This exclusive legal forum provision could add significant cost, discourage claims, and limits the ability of investors to bring a claim in a more favorable legal forum or jurisdiction. This provision does not apply to purchasers in secondary transactions. This exclusive legal forum provision could add significant cost, discourage claims, and limits the ability of investors to bring a claim in a more favorable legal forum or jurisdiction. This provision does not apply to purchasers in secondary transactions.

Further we have refiled the Subscription Agreement with the amended language.

The Company feels that we have addressed the Comments submitted in our response and in our amendments to the Form 1-A filing.

Sincerely,

/s/ Yuxia Zhang

Yuxia Zhang – CEO, Chairman/Director

K-CHAIN GROUP INC